p | 604.683.3277 f | 604.684.8464 6TH FLOOR, 509 RICHARDS ST. VANCOUVER, BC V6B 2Z6	charlton & company CHARTERED ACCOUNTANTS

August 19, 2003

British Columbia Securities Commission	Alberta Securities Commission
PO Box 10142, Pacific Centre	21st Floor
701 West Georgia Street	10025 Jasper Avenue
Vancouver, BC V7Y 1L2	Edmonton, AB T5J 3Z5

Office of International Corporate Finance	TSX Venture Exchange
Securities and Exchange Commission	PO Box 11633
450 Fifth Street NW, Mail Stop 3-7	Suite 2700-650 West Georgia Street
Washington, DC 20549	Vancouver, BC V6B 4N9

National Association of Securities Dealers
OTCBB Filings
9801 Washingtonian Blvd
Gaithersburg, MD 20878-5356

Dear Sirs:

Re: Nettron.Com, Inc. (the “Company”)                                             Notice of Change of Auditor

As required by the National Policy No. 31, entitled “Change of Auditor of a Reporting Issuer”, and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated August 12, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice of the Company at this time.

Yours truly,

“Charlton & Company”

CHARLTON & COMPANY